SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AMN Healthcare Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
001744101
(CUSIP Number)
Goldman, Sachs & Co.
Attention: Ben I. Adler, Esq.
200 West Street
New York, New York 10282
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,071 (See Item 5 below)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,782,966 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,071 (See Item 5 below)

WITH	10	SHARED DISPOSITIVE POWER

5,782,966 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,785,037 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.7% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC-CO

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,782,966 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,782,966 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,782,966 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.7% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD-PN-IA

1	NAMES OF REPORTING PERSONS GSUIG, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,754,782 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,754,782 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,754,782 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.6% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

          This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010, as amended by Amendment No. 1 to such statement filed with the SEC on December 17, 2010 (as further amended by this Amendment, the “Schedule 13D”).
          Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended as follows:
          During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
          The name, business address, present principal occupation or employment and citizenship of each director of GS Group is set forth on Schedule I hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSUIG is set forth on Schedule II-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing GSUIG, is set forth on Schedule II-B hereto and is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following information for updating:
          Additionally, no funds were used by any of the Reporting Persons to acquire any of the 2,071 shares of Common Stock held for the sole benefit of GS Group that were issued to Mr. Chavez in connection with settlement of the RSUs previously issued to Mr. Chavez following his ceasing to be a member of the Board of Directors of the Issuer on April 12, 2011. The remaining 4,204 shares of Common Stock issuable under such RSUs are no longer eligible for vesting or delivery.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

          The funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in the Schedule 13D and this Amendment came from the working capital of Goldman Sachs or such other subsidiary. The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts, if any, with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information for updating:
          The Reporting Persons intend to sell shares of Common Stock beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Stockholders Agreement.
          In accordance with the foregoing, prior to the time of the filing of this Amendment on June 16, 2011, GSUIG deposited three originals of Form 144 Notice of Proposed Sale of Securities Pursuant to Rule 144 Under The Securities Act of 1933 in the United States’ mail for transmission to the SEC (together with a fourth original thereof for transmission to The New York Stock Exchange, which is the principal market on which the Common Stock is admitted) relating to the proposed sale by GSUIG of 901,855 shares of Common Stock in accordance with Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended (“Rule 144”).
          Also, on February 22, 2011, GSUIG delivered a letter to the Issuer waiving GSUIG’s right under Section 2.1(b) of the Stockholders Agreement to nominate for election to the Board of Directors of the Issuer a director at the Issuer’s 2011 annual meeting of stockholders, which annual meeting was held on April 12, 2011.
          Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate.
          In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to,

the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A or II-B attached hereto may make similar evaluations from time to time or on an ongoing basis.
          Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules I, II-A or II-B attached hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following information for updating:
          The information set forth in Item 4 is hereby incorporated herein by reference.
          (a) On May 4, 2011, there were 39,584,122 shares of Common Stock issued and outstanding as reported by the Issuer in the Form 10-Q filed by the Issuer with the SEC on May 6, 2011.
     (i) As of the close of business on June 14, 2011, GS Group may be deemed to have beneficially owned 5,785,037 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, (v) 28,184 shares of Common Stock acquired by

Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (vi) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement, representing in the aggregate beneficial ownership of approximately 13.7% of the Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     (ii) As of the close of business on June 14, 2011, Goldman Sachs may be deemed to have beneficially owned 5,782,966 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement and (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 13.7% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     (iii) As of the close of business on June 14, 2011, GSUIG may be deemed to have beneficially owned 5,754,782 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement and (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, representing in the aggregate beneficial ownership of approximately 13.6% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
           In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
          The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.

          As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 9,465,739, which represents approximately 21.9% of the shares of Common Stock outstanding as reported by the Issuer to the Reporting Persons. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.
          (b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.
          (c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A and II-B attached to the Schedule 13D, during the 60 day period immediately preceding the time of the filing of this Amendment on June 16, 2011.
          (d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of June 16, 2011

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of June 16, 2011

GOLDMAN, SACHS & CO.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of June 16, 2011

GSUIG, L.L.C.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

SCHEDULE I
     The name of each director of The Goldman Sachs Group, Inc. is set forth below.
     The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.
     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

James J. Schiro	Former Chief Executive Officer of Zurich Financial Services

SCHEDULE II-A
     The name, position and present principal occupation of each executive officer of GSUIG, L.L.C. are set forth below.
     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, James H. Reynolds, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.
     All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Name	Position	Present Principal Occupation
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B
     The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSUIG, L.L.C. are set forth below.
     The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic, Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.
     All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Hughes B. Lepic and James Reynolds are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Ankur A. Sahu and Sumit Rajpal are citizens of India and Sanggyun Ahn is a citizen of South Korea.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Robert R. Gheewalla	Managing Director of Goldman Sachs International

Hughes B. Lepic	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Name	Present Principal Occupation
Martin A. Hintze	Managing Director of Goldman Sachs International

Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Managing Director of Goldman Sachs International

Michael Simpson	Managing Director of Goldman, Sachs & Co.